UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                        Magnetic Technologies Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, $.15 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    559492202
     -----------------------------------------------------------------------
                                 (CUSIP number)

                               James D. Dee, Esq.
                             SPS Technologies, Inc.
                         101 Greenwood Avenue, Suite 470
                              Jenkintown, PA 19046
                                 (215) 517-2000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 7, 1997
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 8 Pages)

--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D

CUSIP No.    559492202                                       Page 2 of 8 Pages
-----------------------------------------                  ---------------------

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             SPS Technologies, Inc., I.R.S. Identification No.     231116110
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             PENNSYLVANIA
--------------------------------------------------------------------------------

       NUMBER OF         7       SOLE VOTING POWER

        SHARES                   0                (See Response to Item 5)
                         -------------------------------------------------------
     BENEFICIALLY        8       SHARED VOTING POWER

       OWNED BY                  744,982          (See Response to Item 5)
         EACH            -------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER
       REPORTING
                                 732,982          (See Response to Item 5)
        PERSON           -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
         WITH
                                 0                (See Response to Item 5)
 -------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             744,982                              (See Response to Item 5)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             CO
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!







                                SCHEDULE 13D

CUSIP No.    559492202                                       Page 3 of 8 Pages
---------------------------------------                  -----------------------


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, $.15 per share par value ("Common Stock"), of Magnetic Technologies Corporation ("Issuer"), a Delaware corporation with its principal executive offices at 770 Linden Avenue, Rochester, NY 14625.

ITEM 2.  IDENTITY AND BACKGROUND.

         The address of the principal office and the principal business of SPS Technologies, Inc., a Pennsylvania corporation ("SPS"), is 101 Greenwood Avenue, Suite 470, Jenkintown, Pennsylvania 19046. SPS has ten manufacturing plants in the United States and ten plants in six different countries located on five continents. SPS manufactures high-strength precision mechanical fasteners and components and superalloys in ingot form and magnetic materials.

         During the last five years, neither SPS nor, to the knowledge of SPS, any executive officer or director of SPS (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The attached Schedule I is a list of the directors and executive officers of SPS which contains the following information with respect to each person:

         (a)      name;
         (b)      business address; and
         (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         Each person identified in Schedule I hereto is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to certain Voting Agreements dated as of August 7, 1997 between SPS and certain stockholders of Issuer set forth on Schedule A hereto (the "Voting Agreement Stockholders"), SPS may be deemed to be the beneficial owner of 744,982 shares of Common Stock. See response to Item 5.

         Pursuant to certain Stock Purchase Agreements dated as of August 7, 1997 between SPS and certain stockholders of Issuer set forth on Schedule B hereto (the "Share Exchange







                                SCHEDULE 13D

CUSIP No.    559492202                                       Page 4 of 8 Pages
---------------------------------------                  -----------------------


Stockholders"), SPS may be deemed to be the beneficial owner of 732,982 shares of Common Stock. See response to Item 5.

         SPS and the Voting Agreement Stockholders entered into the Voting Agreements, and SPS and the Share Exchange Stockholders entered into the Stock Purchase Agreements, in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 7, 1997, by and among SPS, and MTC Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of SPS ("Acquisition Sub") and Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Voting Agreements and the Stock Purchase Agreements were entered into in connection with the Merger Agreement (the terms of which are incorporated herein by reference), pursuant to which Issuer will merge with and into Acquisition Sub (the "Merger"), with Acquisition Sub surviving the Merger, and shares of outstanding Common Stock not held by dissenting shareholders or exchanged pursuant to the Stock Purchase Agreements will be converted into the right to receive $5.00 cash. In addition to providing for the Merger, the Merger Agreement restricts the Issuer from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), making certain acquisitions, selling certain assets, changing its capitalization in certain respects, paying dividends or increasing amounts payable to its employees, officers, directors and agents, and otherwise requires the Issuer to operate in the ordinary course of business. In connection with the Merger, it is expected that the Common Stock will become eligible for termination of registration under the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         As of August 7, 1997, 744,982 shares of Common Stock, representing 26% of the aggregate voting power of the Issuer, were subject to the Voting Agreements. Pursuant to the Voting Agreements, each Voting Agreement Stockholder has agreed (1) to vote all shares of Common Stock over which he or she then has voting power in favor of approving the Merger and adopting the Merger Agreement, and against any alternative transaction involving the Issuer or its subsidiaries which would impede, interfere with, delay, postpone or attempt to discourage the Merger, including without limitation amendments to the Issuer's certificate of incorporation or by-laws and (2) not to sell or otherwise dispose of such shares or take any action or omit to take any action which would prohibit, prevent or preclude the Issuer from performing its obligations under the Merger Agreement. Accordingly, by virtue of the Voting Agreements, SPS may be deemed to have acquired shared voting power with respect to all such shares.

         In connection with entering into the Voting Agreements, on August 6, 1997, SPS purchased one share of Common Stock for $3.50.






                                SCHEDULE 13D

CUSIP No.    559492202                                       Page 5 of 8 Pages
---------------------------------------                  -----------------------


         As of August 7, 1997, 732,982 shares of Common Stock, representing 25% of the aggregate voting power of the Issuer, were subject to the Stock Purchase Agreements. Pursuant to the Stock Purchase Agreements, each Share Exchange Stockholder has agreed to transfer to SPS a certain number of shares of Common Stock in exchange for a number of shares of common stock of SPS based on a ratio of (i) the average of the daily last sales prices of such stock on the New York Stock Exchange for the last 20 days ending one day prior to the stockholders' meeting at which the Merger Agreement will be presented for adoption, to (ii) $5.00 per share. The Stock Purchase Agreements will be consummated immediately prior to the effective time of the Merger, and are conditioned on the concurrent consummation of the other Stock Purchase Agreements, the continuing effectiveness of the Merger Agreement, and the continued accuracy of the representations and warranties contained in the Stock Purchase Agreements. Accordingly, by virtue of the Stock Purchase Agreements, SPS may be deemed to have acquired sole dispositive power with respect to all such shares.

         Except as described above, neither SPS nor, to the knowledge of SPS, any person named in Schedule I beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth under Items 3, 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this statement:

         Exhibit 1 Form of Voting Agreement, dated as of August 7, 1997, between SPS and certain stockholders of the Issuer.

         Exhibit 2 Form of Stock Purchase Agreement, dated as of August 7, 1997, between SPS and certain stockholders of the Issuer.

         Exhibit 3 Agreement and Plan of Merger, dated as of August 7, 1997, by and among SPS, Acquisition Sub and the Issuer.








                                SCHEDULE 13D

CUSIP No.    559492202                                       Page 6 of 8 Pages
---------------------------------------                  -----------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: August 18, 1997            By: /s/ William M. Shockley
                                      ------------------------------------------
                                      William M. Shockley
                                      Vice President and Chief Financial Officer



                                   SCHEDULE A
                                   ----------
                          VOTING AGREEMENT STOCKHOLDERS

                                Gordon H. McNeil
                                 Isadore Diamond
                                Elliott Landsman
                                 G. Thomas Clark
                                  Bernard Kozel


                                   SCHEDULE B
                                   ----------
                           SHARE EXCHANGE STOCKHOLDERS

                                Gordon H. McNeil
                                 Isadore Diamond
                                Elliott Landsman
                                 G. Thomas Clark





                                SCHEDULE 13D

CUSIP No.    559492202                                       Page 7 of 8 Pages
---------------------------------------                  -----------------------








                                   SCHEDULE I
                                   ----------

     The name and present principal occupation or employment of each executive officer and director of SPS set forth below. The business address of each person is set forth below, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens. No person is a controlling shareholder of SPS.


        Name                            Business Address                     Occupation
        ----                            ----------------                     ----------


Charles W. Grigg                        c/o SPS Technologies, Inc.           Chairman, Chief Executive
                                        101 Greenwood Avenue                 Officer and President
                                        Suite 470                            SPS Technologies, Inc.
                                        Jenkintown, PA 19046


Howard T. Hallowell III                 c/o SPS Technologies, Inc.           Former Economist
                                        101 Greenwood Avenue                 Eastman Kodak Company
                                        Suite 470
                                        Jenkintown, PA 19046

Richard W. Kelso                        c/o SPS Technologies, Inc.           President and
                                        101 Greenwood Avenue                 Chief Executive Officer
                                        Suite 470                            PQ Corporation
                                        Jenkintown, PA 19046                 1200 W. Swedesford Road
                                                                             Berwyn, PA  19312-1077

James F. O'Connor                       c/o SPS Technologies, Inc.           BBA Holdings, Inc.
                                        101 Greenwood Avenue                 401 Edgewater Drive
                                        Suite 470                            Wakefield, MA 01880
                                        Jenkintown, PA 19046

Eric M. Ruttenberg                      c/o SPS Technologies, Inc.           Managing Partner
                                        101 Greenwood Avenue                 Tinicum Investors, L.P.
                                        Suite 470                            800 Third Avenue,40th Floor
                                        Jenkintown, PA 19046                 New York, NY 10022

Raymond P. Sharpe                       c/o SPS Technologies, Inc.           Executive Vice President
                                        101 Greenwood Avenue                 Cookson America Inc.
                                        Suite 470                            1 Cookson Place
                                        Jenkintown, PA 19046                 Providence, RI 02903

Harry J. Wilkinson                      c/o SPS Technologies, Inc.           Former President and CEO
                                        101 Greenwood Avenue                 SPS Technologies, Inc.
                                        Suite 470
                                        Jenkintown, PA 19046

James D. Dee, Esq.                      c/o SPS Technologies, Inc.           Vice President, Environmental and
                                        101 Greenwood Avenue                 Legal Affairs
                                        Suite 470
                                        Jenkintown, PA 19046

John M. Morrash                         c/o SPS Technologies, Inc.           Vice President, Treasurer







                                SCHEDULE 13D

CUSIP No.    559492202                                       Page 8 of 8 Pages
---------------------------------------                  -----------------------

                                        101 Greenwood Avenue                 and Assistant Secretary
                                        Suite 470
                                        Jenkintown, PA 19046

Aaron Nerenberg                         c/o SPS Technologies, Inc.           Vice President, Corporate Counsel
                                        101 Greenwood Avenue                 and Secretary
                                        Suite 470
                                        Jenkintown, PA 19046

William M. Shockley                     c/o SPS Technologies, Inc.           Vice President, Chief Financial
                                        101 Greenwood Avenue                 Officer and Controller
                                        Suite 470
                                        Jenkintown, PA 19046